Blow & Drive Interlock Corporation
         137 South Robertson Boulevard
                   Suite 129
        Beverly Hills, California 90211

                November 24, 2014


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

          Re:  Blow & Drive Interlock Corporation
               Registration Statement on Form S-l
               File No. 333-196472

Gentlemen/Mesdames:

Blow & Drive Interlock Corporation hereby withdraws it request for acceleration of effectiveness of its registration statement on Form S-l filed with the Securities and Exchange Commission November 21, 2014, file no. 333-196472.


                         BLOW & DRIVE INTERLOCKCORPORATION
                         By /s/ Laurence Wainer
                                President